October 27, 2005
Mr. Stephen Krikorian
Acting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
File no. 001-10147
Form 10-K: For the Year Ended September 30, 2004
Form 10-Q: For the Quarterly Period Ended December 31, 2004
Form 10-Q: For the Quarterly Period Ended March 31, 2005
Form 10-Q: For the Quarterly Period Ended June 30, 2005
Dear Mr. Krikorian,
Based upon a telephone call on October 26, 2005 from Mr. Thomas Ferraro, Senior Staff Accountant, to Mr. John Huber of Latham & Watkins, LLP, counsel to The Reynolds and Reynolds Company (the “Company”), the Company is supplementing its response to the letter of The Reynolds and Reynolds Company (the “Company”), dated October 21, 2005, addressed to you.
On October 26, 2005, the Audit Committee of the Company determined that the Company will restate previously issued financial statements of the Company for the fiscal year ended September 30, 2004 and the quarter ended December 31, 2004 with regard to auction rate securities. The Company confirms that it will timely file a Current Report on Form 8-K regarding Item 4.02(a) under Form 8-K.
The Company also has considered amending the filings of the previously issued financial statements referred to in the preceding paragraph and confirms that it will amend its Form 10-Q for the fiscal quarter ended December 31, 2004 and its Form 10-K for the fiscal year ended September 30, 2004, promptly upon resolution of the Staff’s comments concerning the company’s revenue recognition policy. The Company confirms that it plans to submit the “white paper” on the Company’s revenue recognition policy on November 4, 2005.
Sincerely,
Joyce Murty
Senior Corporate Counsel
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Thomas Ferraro, Senior Staff Accountant
Mr. Christopher White, Staff Accountant